U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-07567				November 30, 2011
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify): ☐
3. Exact name of investment company as specified in registration statement:

State Street Navigator Securities Lending Prime Portfolio
4. Address of principal executive office: (number, street, city, state, zip code)

One Lincoln Street, Boston, MA 02111

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of

State Street Navigator Securities Lending Prime Portfolio

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that State Street Navigator Securities Lending Prime Portfolio (the “Fund”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of November 30, 2011. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 2011, and with respect to agreement of security purchases and sales, for the period from September 30, 2011 (the date of our last examination), through November 30, 2011:

•

For securities which were held by the Fund at November 30, 2011, we read the reconciliations of the State Street Bank and Trust Company (“Custodian”) investment securities to the positions held for the Custodian’s account at an omnibus level at the Depository Trust Company. We also independently confirmed each of these securities held by the Depository Trust Company in book entry form at an omnibus level;

•	Confirmation of all domestic and foreign time deposits at November 30, 2011 with counterparty brokers and banks;

•

Agreed the Custodian’s Eurodollar certificates of deposit positions in aggregate at November 30, 2011 to the position held in an omnibus account and independently confirmed the positions in the omnibus account with the Fund’s sub-custodian, Deutsche Bank, London Branch;

•	Reconciliation of all such securities to the books and records of the Fund and the Custodian;

•	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Custodian records; and

•	Agreement of 25 security purchases and 25 security sales or maturities since our last report from the books and records of the Fund to subsequent security settlement through review of cash activity.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that State Street Navigator Securities Lending Prime Portfolio complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2011 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of State Street Navigator Securities Lending Prime Portfolio and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP

May 7, 2012

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

The undersigned, President and Treasurer of State Street Navigator Securities Lending Prime Portfolio (the “Fund”), a series of State Street Navigator Securities Lending Trust, as members of management of the Fund, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, under the Investment Company Act of 1940, as amended (the “1940 Act”). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed, or caused to be performed, an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 30, 2011, and from September 30, 2011 through November 30, 2011.

Based on this evaluation, we assert that, to the best of our knowledge, the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the 1940 Act as of November 30, 2011, and from September 30, 2011 through November 30, 2011, with respect to securities and similar investments of the Fund.

State Street Navigator Securities Lending Trust

/s/ Jim Ross

President

5/7/2012

State Street Navigator Securities Lending Trust

/s/ Laura Dell

Treasurer

5/7/2012